

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 22, 2010

Via U.S. Mail and Facsimile

Chad M. Utrup
Chief Financial Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, OH 43054

>   **Re: Commercial Vehicle Group, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed: January 8, 2010**
>   **File No. 333-163276**

Dear Mr. Utrup:

    We have reviewed your responses to the comments in our letter dated January 5, 2010 and have the following additional comments.

Exhibit 5.1 -- Opinion of Kirkland & Ellis LLP

1. We note your revision in response to prior comment 4. Since counsel's opinion that the Guarantees are binding relies upon conclusions as to state law matters, please remove the statement that counsel does not express or imply any opinion on the laws of Iowa and North Carolina. Counsel's statement that it is relying upon other counsel as to state law matters should be sufficient.

Exhibit 5.3 -- Shuttleworth & Ingersoll, PLC

2. We note your revision in response to prior comment 10 and counsel's use of the phrase "and of which we have no knowledge" in revised text. Please have counsel delete this language. Counsel may rely on certificates as to matters of fact. As to other matters, counsel must provide an unqualified opinion as to the matters opined upon, and may not limit its opinion by a knowledge qualifier.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this

request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

Cc: Dennis M. Myers
        Elisabeth M. Martin
        Kirkland & Ellis LLP
        (312) 862-2200 *(facsimile)*